UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     001-13301
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                               Prime Retail, Inc.
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             (Exact name of registrant as specified in its charter)


      100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202,
                                 (410) 234-0782
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, $0.01 par value per share
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   10.5% Series A senior cumulative preferred stock, $0.01 par value per share
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 8.5% Series B cumulative participating convertible preferred stock, $0.01 par value per share
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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(e) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [X]           Rule 12h-3(b)(1)(i)       [X]
         Rule 12g-4(a)(1)(ii)       [  ]          Rule 12h-3(b)(1)(ii)      [  ]
         Rule 12g-4(a)(2)(i)        [  ]          Rule 12h-3(b)(2)(i)       [  ]
         Rule 12g-4(a)(2)(ii)       [  ]          Rule 12h-3(b)(2)(ii)      [  ]
                                                  Rule 15d-6                [  ]


Approximate number of holders of record as of the certification or notice date:
0 (zero)*
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     * Effective as of December 11, 2003,  Prime Retail,  Inc.  (the  "Company")
merged with and into Prime Outlets Acquisition Company, LLC ("Outlets"), with Outlets as the surviving company in such merger. At the effective time of the merger, each outstanding share of (i) common stock, par value $0.01 per share,
(ii) 10.5% Series A senior cumulative preferred stock, $0.01 par value per share, and (iii) 8.5% Series B cumulative participating convertible preferred stock, $0.01 par value per share, was converted into the right to receive the cash merger consideration.
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                                   Page - (2)



     Pursuant to the requirements of the Securities Exchange Act of 1934, Prime Retail, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Date:   December 11, 2003              By:      /s/ Glenn D. Reschke
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                                       Name:    Glenn D. Reschke
                                       Title:   Chairman and Chief Executive
                                                Officer



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.